Exhibit 99.42

Consent of Independent Auditors

The Board of Directors

Aris Mining Corporation

We, KPMG LLP, consent to the use of:

•  our report dated March 14, 2023 on the consolidated financial statements of Aris Mining Corporation, which comprise the consolidated statements of financial position as at December 31, 2022 and December 31, 2021, the consolidated statements of income (loss), comprehensive income (loss), equity and cash flows for the years ended December 31, 2022 and December 31, 2021, and notes to the consolidated financial statements, including a summary of significant accounting policies;

•  our report dated March 31, 2022 on the consolidated financial statements of GCM Mining Corp., which comprise the consolidated statements of financial position as at December 31, 2021 and December 31, 2020, the consolidated statements of operations, comprehensive income (loss), equity and cash flows for the years then ended, and notes to the consolidated financial statements, including a summary of significant accounting policies; and

•  our report dated March 3, 2022 on the consolidated financial statements of Aris Gold Corporation, which comprise the consolidated statements of financial position as at December 31, 2021 and December 31, 2020, the consolidated statements of income (loss), comprehensive income (loss), equity and cash flows for the years ended December 31, 2021 and December 31, 2020, and notes to the consolidated financial statements, including a summary of significant accounting policies;

each of which is included in the Registration Statement on Form 40-F/A being filed by Aris Mining Corporation with the United States Securities and Exchange Commission.

/s/ KPMG LLP

Chartered Professional Accountants

September 7, 2023

Vancouver, Canada